Contact:
                                             Craig Dunham
                                             Dynasil Corporation of
                                             America
                                             Phone: (856) 767-4600
                                             Email:  cdunham@Dynasil.com

      Dynasil Announces Third Quarter Fiscal Year 2005 Results

WEST BERLIN, N.J.-July 28, 2005--Dynasil Corporation of America (OTCBB: DYSL), fabricator of optical blanks from synthetic fused silica, fused quartz, and other optical materials for the semi-conductor, laser, space and optical components industries, and through its subsidiary, Optometrics Corporation, a worldwide supplier of optical components including diffraction gratings, thin film filters, laser optics, monochromators, and specialized optical systems, announced results of operations for the 3rd quarter ended June 30, 2005.

This is the first full quarter of results after the combination of Optometrics with Dynasil. As previously announced, the acquisition of the assets of Optometrics LLC was completed on March 8, 2005. The results for the quarter and 9 months ended June 30, 2005 include 113 days of Optometrics' results of operations from March 9, 2005 through June 30, 2005. For calendar year 2004, Optometrics LLC had revenues of $3.06 Million, EBITDA of $380,000, and net income before taxes of $258,000.

Revenues for the quarter ended June 30, 2005 were $1,619,128, an increase of 220% over revenues of $505,504 for the quarter ended June 30, 2004. The net profit for the quarter ended June 30, 2005 was $56,134, or a positive $.01 per share, compared with a net loss of $97,926, or a negative $.04 per share, for the quarter ended June 30, 2004. Excluding the impact of Optometrics, Dynasil's long-standing optical materials business delivered a sales increase of 62% and a third consecutive profitable quarter.

Revenues for the 9 months ended June 30, 2005 were $3,497,340, an increase of 103% over revenues of $1,722,467 for the 9 months ended June 30, 2004. The net profit for the 9 months ended June 30, 2005 was $74,885, or a positive $.02 per share, compared with a net loss of $170,831, or a negative $0.08 per share, for the 9 months ended June 30, 2004. On a pro forma basis, net income including Optometrics for the entire 9 months ended June 30, 2005 was $149,894, or $.04 per share.

"The completion of the Optometrics acquisition and improvements in our long-standing optical materials business have added significant profitability to Dynasil," said Craig T. Dunham, President and CEO. "The integration of Optometrics is going extremely well and we are starting to see benefits in sales, marketing, and manufacturing. We continue to focus on our strategy of profitable growth from our optical components businesses and by pursuing acquisitions and strategic alliances" added Mr. Dunham.

About Dynasil: Founded in 1960, Dynasil Corporation of America is a fabricator of optical blanks from synthetic fused silica, fused quartz and other optical materials as well as optical components and specialized optical systems.

This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets
 (Unaudited)

                                     ASSETS

                                      June 30     September 30
                                        2005         2004
                                     ----------    ----------


Current assets
   Cash and cash equivalents           $351,578      $254,908
   Accounts receivable                  732,670       309,276
   Inventories                          867,300       369,813
   Prepaid expenses and other           114,446        16,656
     current assets
                                     ----------    ----------
      Total current assets            2,065,994       950,653

Property, plant and equipment, net      769,414       419,718

Other assets                             93,402         3,321
                                     ----------    ----------
      Total Assets                   $2,928,810    $1,373,692
                                     ==========    ==========
  LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities
    Note payable to bank- Line of      $250,000            $0
     credit
   Current portion of long-term         186,881       120,000
     debt
   Accounts payable                     333,042       184,214
   Accrued expenses and other           208,876       114,959
    current liabilities
                                     ----------    ----------
      Total current liabilities         978,799       419,173

Long-term debt, net                     637,467       488,889

Stockholders' Equity                  1,312,544       465,630
                                     ----------    ----------
Total Liabilities and                 $2,928,810   $1,373,692
Stockholders' Equity
                                     ==========    ==========

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                   Three Months Ended   Nine Months Ended
                                      June 30                   June 30
                                  2005      2004        2005     2004

Sales                          $1,619,128  $505,504    $3,497,340  $1,722,467
Cost of Sales                   1,103,318   417,299     2,500,119   1,337,204
                                ---------  --------    ----------  ----------
Gross Profit                      515,810    88,205       997,221     385,263

Selling, general and              434,966   173,740       877,540     528,243
administrative
                                ---------  --------    ----------  ----------

Income (Loss) from Operations     80,844   ( 85,535)      119,681   (142,980)
Interest expense - net           (20,610)  ( 12,391)      (39,572)   (27,851)
                                ---------  --------    ----------  ----------

Income (Loss) before Income       60,234    (97,926)       80,109    (170,831)
Taxes

Income Taxes                       4,100          0         5,224          0
                                ---------  --------    ----------  ----------

Net Income (Loss)               $ 56,134  ($ 97,926)   $   74,885  ($ 170,831)
                                ---------  --------    ----------  ----------
Net Income (Loss) per share
   Basic                         $0.01     (   $0.04)     $0.02     ($0.08)
   Diluted                       $0.01     (   $0.04)     $0.02     ($0.08)